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                                                                    EXHIBIT 8.3

December 8, 2004

Boards of Directors
First Federal Savings and Loan Association of Hazard
Kentucky First Federal Bancorp
479 Main Street
Hazard, KY 41701-1776

         RE: State income tax opinion related to the reorganization and stock offering

Dear Sirs:

You have asked Grant Thornton LLP ("Grant Thornton") to provide an opinion concerning the state tax consequences of the proposed transactions (collectively, the "Reorganization and Merger"), more fully described below. Specifically, you have requested that we address the Kentucky income tax consequences of the following proposed transactions including:

          1. Whether the Association or the Holding Company will recognize any Kentucky taxable income as a result of the reorganization transactions.

          2. Whether the Association or the Holding Company will be required to file a short period Kentucky tax return as a result of the reorganization transactions.

          3. Whether the Kentucky basis in the assets of the Association and the Holding Company will be the same to the transferee as the basis in the hands of the transferor.

FACTS

First Federal Savings and Loan Association of Hazard, Kentucky (the "Association"), a federally-chartered mutual savings association, will reorganize into the federally-chartered mutual holding company structure, and will merge their mid-tier federal stock corporation, formed in connection with the reorganization, with Frankfort First Bancorp, Inc. ("Frankfort First") the parent of First Federal Savings Bank of Frankfort ("FFSBF").

The mutual holding company will be known as First Federal MHC ("MHC"). The MHC will form and own approximately 55% of a new subsidiary mid-tier stock holding company to be known as Kentucky First Federal Bancorp. Of the 45% of Kentucky First Federal Bancorp's common stock to be issued to the public, approximately 55% will be offered for sale to First Federal of Hazard's depositors and approximately 45% will be issued to Frankfort First stockholders, together with cash, to pay the merger consideration. After the

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Boards of Directors                          - 2 -            December 8, 2004
First Federal Savings and Loan Association
 of Hazard
Kentucky First Federal Bancorp


merger is completed, the parties intend to list the shares of Kentucky First Federal Bancorp on the Nasdaq Stock Market.

First Federal Savings and Loan Association of Hazard and Frankfort First Bancorp's wholly-owned subsidiary, First Federal Savings Bank of Frankfort, will remain separate institutions following the merger and the reorganization. Each will be a wholly-owned subsidiary of Kentucky First Federal Bancorp and customer deposits and loans will not be affected. Under the terms of the merger agreement, a maximum of 45% of Kentucky First Federal Bancorp's publicly owned shares of common stock may be issued to Frankfort First's stockholders. However, First Federal Savings and Loan Association of Hazard may increase this amount to up to 49% of Kentucky First Federal Bancorp's publicly owned shares of common stock under certain circumstances. The remainder of the merger consideration will be paid in cash. Frankfort First's stockholders will be allowed to select cash or stock, subject to the allocation provisions of the merger agreement. The management teams of both subsidiary banks will remain the same after the transaction.

As used in this letter, "Mutual Savings Association" refers to the Association before the Reorganization and "Stock Savings Bank" refers to the Bank after the Reorganization. All other capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan of Reorganization.

The Reorganization will be effected, pursuant to the Plan of Reorganization, as:

     1. The Mutual Savings Association will organize an interim federal stock savings bank as a wholly owned subsidiary ("Interim One");

     2. Interim One will organize a stock corporation as a wholly owned subsidiary ("Kentucky First Federal Bancorp");

     3. Interim One will organize an interim federal stock savings bank as a wholly owned subsidiary ("Interim Two");

     4. The Mutual Savings Association will convert its charter to a federal stock savings bank charter to become the Stock Savings Bank and Interim One will exchange its charter for a federal mutual holding company charter to become the "Mutual Holding Company;"

     5. Sequentially with step (iv), Interim Two will merge with and into Stock Savings Bank with Stock Savings Bank as the resulting institution;

     6. 100% of the issued common stock of the Stock Savings Bank will be transferred to the Mutual Holding Company in exchange for the membership interests in Mutual Savings Association that are conveyed to the Mutual Holding Company;

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Boards of Directors                          - 3 -            December 8, 2004
First Federal Savings and Loan Association
 of Hazard
Kentucky First Federal Bancorp

     7. The Mutual Holding Company will transfer 100% of the issued common stock of the Stock Savings Bank to Kentucky First Federal Bancorp in a capital distribution; and

     8. Kentucky First Federal Bancorp will issue a majority of its common stock to the Mutual Holding Company.

The Merger will be effected as follows:

     1. Frankfort First will merge into Kentucky First Federal Bancorp, with Kentucky First Federal Bancorp as the surviving entity. In connection with the merger, shareholders of Frankfort First will receive either cash or shares of common stock of Kentucky First Federal Bancorp; and

     2. As a result of the Merger, First Federal Savings Bank of Frankfort will become a sister corporation of the Stock Savings Bank.

Simultaneously with the Reorganization and Merger, Kentucky First Federal Bancorp will offer to sell additional shares of its common stock pursuant to the Plan of Stock Issuance, with priority subscription rights granted in descending order as follows:

     1. To depositors of the Association with deposits having an aggregate account balance of at least fifty dollars on June 30, 2003 ("Eligible Account Holders");

     2. To the Association's tax-qualified benefit plans, including its employee stock ownership plan;

     3. To depositors of the Association with deposits having an aggregate account balance of at least $50 on the last day of the calendar quarter preceding the Office of Thrift Supervision's approval of the Stock Issuance Plan ("Supplemental Eligible Account Holders");

     4. To other members of the Association as of the date fixed by the Association's Board of Directors for determining members of the Association entitled to vote on the Plan of Reorganization ("Other Members").


OPINION

Based on the foregoing facts and representations, together with the relevant sections of the Kentucky Revised Statutes (KRS), Kentucky Regulations and judicial precedents as of the date hereof, Grant Thornton is of the opinion that it is more likely than not that for Kentucky income tax purposes:

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Boards of Directors                          - 4 -              December 8, 2004
First Federal Savings and Loan Association
 of Hazard
Kentucky First Federal Bancorp

     1. None of the entities involved should recognize any Kentucky taxable income as a result of the transactions described herein.

     2. None of the entities involved should be required to file a short period Kentucky tax return as a result of the reorganization transactions.

     3. The basis in the assets exchanged for Kentucky tax purposes should be the same to the transferee as the basis in the hands of the transferor.

DISCUSSION

First Federal of Hazard and First Federal of Frankfort are exempt from both the Kentucky corporation income tax and corporation license tax. Financial Institutions doing business in Kentucky are instead subject to the bank franchise tax; an annual tax imposed on federal or state chartered savings and loan associations, savings banks and other similar institutions operating in Kentucky.(1) The tax is in lieu of all city, county and local taxes, except real estate transfer taxes, real property, tangible personal property taxes and local franchise taxes.(2) The tax is 0.1% of taxable capital stock held as of January 1 each year. Taxable capital stock includes an institution's undivided profits, surplus and general reserves plus savings accounts and paid-up stock less deductible items. Financial institutions, which are subject to tax both within and without Kentucky, must apportion their net capital.(3)

First Federal MHC and Kentucky First are subject to the Kentucky corporation income tax and state corporation license tax (franchise tax).(4) The starting point for determining Kentucky taxable income is federal taxable income. The top income tax rate in Kentucky is 8.25% and the income is apportioned if the corporation has business activity both within and without of Kentucky. The license tax rate is 0.21% and is applied to total capital employed in Kentucky. A bank holding company, as defined in Kentucky Revised Statutes
Section 287.900, is allowed to deduct from its taxable capital, the book value of its investment in the stock or securities of subsidiaries that are subject to the bank franchise tax.

For Kentucky, the term corporation has the same meaning as defined by the Internal Revenue Code for federal income tax purposes and includes any entity taxed as a corporation under the internal revenue code.(5) Kentucky's treatment of C corporations should mirror the federal tax treatment because the starting point for determining Kentucky's taxable income is federal taxable income.(6) In addition, the Commonwealth

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(1) KRS 136.505
(2) KRS 136.505
(3) KRS 136.525
(4) KRS 141.040, KRS 136.070
(5) KRS 136.500, KRS 141.010
(6) KRS 141.010

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Boards of Directors                          - 5 -              December 8, 2004
First Federal Savings and Loan Association
 of Hazard
Kentucky First Federal Bancorp

conforms to the Internal Revenue Code in effect on January 1, 2001.(7) Thus, Kentucky should conform to the provisions set forth in Subchapter C of Chapter 1 of Subtitle A of the Internal Revenue Code relating to corporate distributions and adjustments which is comprised of IRC Sec. 301- IRC Sec. 385. So long as the Plan of Reorganization and Merger does not generate any federal taxable income to any of the corporate entities involved in the reorganization, it should not generate any Kentucky taxable income. The law Firm of Muldoon, Murphy, et. al. has rendered such an opinion on the federal income tax matters so associated.

A corporation's taxable year means the taxable year of the taxpayer as shown on the taxpayer's return required to be filed under the internal revenue code.(8) Thus, there should not be any short period returns required for Kentucky purposes unless a short period return is required for federal income tax purposes.

The transferee's basis in its assets for Kentucky tax purposes should be the same as the transferor's basis for Kentucky purposes. There are no state depreciation or credit rules that would require an adjustment to basis for state tax purposes due to the reorganization and merger transactions.


CAVEATS AND LIMITATIONS

It is assumed for the purpose of this opinion that Muldoon Murphy Faucette & Aguggia LLP and the management of the Association, Kentucky First Federal Bancorp, Frankfort First, FFSBF and other affiliated entities are not aware of any facts inconsistent with those set forth above. Also, it is assumed the opinion accurately reflects all consummated and proposed transactions. The existence of inconsistent facts and/or proposed transactions not set forth above could alter our opinion. Additionally, the opinions expressed herein are based upon the provisions of the IRC, the KRC, Treasury Regulations (both current and proposed), Revenue Rulings and Revenue Procedures and related authorities.

Our opinion is based solely upon the facts, representations and assumptions contained herein, and we have not undertaken an independent investigation of such facts or representations. Our opinion may require reevaluation in the event any such fact or representation is inaccurate as of the date of this opinion.

The conclusions expressed in this opinion reflect what we believe to be the Kentucky income tax consequences of the transactions described herein. Nevertheless, they are only opinions, and no assurance can be given that the Commonwealth of Kentucky will not challenge any position taken in such opinions. Furthermore, it should be noted that we express no opinion regarding the tax consequences under the Internal Revenue Code. Additionally, no opinion is expressed on Commonwealth of Kentucky tax matters except those specifically discussed herein, specifically including the tax-free status of the reorganization transactions discussed herein.

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(7) KRS 141.010
(8) KRS 141.010

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Boards of Directors                          - 6 -             December 8, 2004
First Federal Savings and Loan Association
 of Hazard
Kentucky First Federal Bancorp

This letter is intended solely for reliance upon by the management of the Association, Kentucky First Federal Bancorp, Frankfort First, FFSBF and other affiliated entities and should not be used for any other purpose. If you have any questions, please feel free to call David M. Tedtman or Kevin M. Zins at 513.762.5000.

Very truly yours,

GRANT THORNTON LLP

/s/ GRANT THORNTON LLP